Exhibit 99.1

Clearmind Enhances U.S. IP Presence with Publication of Three Patent Applications Covering LSD, Ketamine and Ibogaine Combinations

The covered applications address potential therapeutic uses across a range of indications, including mental health disorders, such as depression and PTSD as well as substance use disorders

Vancouver, Canada, Sept. 23, 2026 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND) (the “Company”), a clinical-stage biopharmaceutical company advancing non-hallucinogenic psychedelic-derived neuroplastogen for scalable treatment of neuropsychiatric, metabolic, and addiction disorders including Alcohol Use Disorder (“AUD”), today announced the publication in the United States of three patent applications covering novel proprietary combinations of lysergic acid diethylamide (“LSD”), ketamine and ibogaine with N-acylethanolamines, such as palmitoylethanolamide (“PEA”). The covered applications address potential therapeutic uses across a range of indications, including mental health disorders, such as depression, post-traumatic stress disorder (“PTSD”), pain and substance use disorders.

The publications expand the intellectual property generated through Clearmind’s ongoing collaboration with NeuroThera Labs Inc. (TSXV: NTLX), under which NeuroThera’s PEA technology is integrated into Clearmind’s psychedelic-derived therapeutic programs. The collaboration has resulted in a growing portfolio of patent applications covering combinations of PEA with psychedelic and psychoactive compounds. Clearmind previously announced U.S. publication of a patent application covering the combination of MDMA and N-acylethanolamines for potential treatment of PTSD, anxiety and eating disorders.

“The publication of these patents come at a significant time as clinical and regulatory interest in LSD, ketamine and ibogaine continues to receive growing recognition and support for their therapeutic potential. Clearmind believes its combination approach may offer the potential for an effective and safer treatment paradigm, aiming to achieve therapeutic benefits at lower doses while preserving efficacy. By reducing the dose required to achieve the intended pharmacological effect, this approach may support improved tolerability while maintaining therapeutic potential.,” said Adi Zuloff-Shani, Ph.D., Chief Executive Officer of Clearmind.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage neuroplastogens pharmaceutical biotech company focused on the discovery and development of non-hallucinogenic, second generation, neuroplastogen-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods, or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families, including 32 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND.”

For further information, visit: https://www.clearmindmedicine.com or contact:

Investor Relations

invest@clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the potential therapeutic applications of the combinations covered by the published patent applications; the potential benefits, advantages and characteristics of such combinations, including the possibility of achieving therapeutic benefits at lower doses and supporting tolerability; the Company’s intellectual property strategy and patent portfolio; the expected benefits of its collaboration with NeuroThera Labs Inc.; and the development, advancement and commercial potential of the Company’s product candidates and technologies. The Company cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to the Company. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.